As filed with the Securities and Exchange Commission on December 15, 2015

1933 Act File No. 333-197447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 3

BUSINESS DEVELOPMENT
CORPORATION OF AMERICA II

(Exact Name of Registrant as Specified in Charter)

405 Park Avenue, 14th Floor
New York, NY 10022

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (212) 415-6500

Peter M. Budko
Business Development Corporation of America II
405 Park Avenue, 14th Floor
New York, NY 10022

(Name and address of agent for service)

COPIES TO:

Rosemarie A. Thurston Martin H. Dozier Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447	James A. Tanaka Chief Securities Counsel & EVP American Realty Capital 405 Park Avenue, 14th Floor New York, NY 10022 Tel: (212) 415-6592 Fax: (212) 421-5799

Approximate date of proposed public offering: N/A

It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).

DEREGISTRATION OF UNSOLD SHARES

This Post-Effective Amendment No. 3 relates to the Registration Statement on Form N-2 (File No. 333-197447) (the “Registration Statement”). Pursuant to the Registration Statement, Business Development Corporation of America II (the “Company”) registered 300,000,000 shares of common stock, par value $0.001 to be sold pursuant to a public primary offering and a distribution reinvestment plan. The Company terminated the offering of shares of common stock on December 9, 2015. As of that date, the Company had sold 337,117.552 shares of common stock pursuant to the Registration Statement. In connection with the termination of the offering of shares of its common stock, the Company hereby deregisters 299,662,882.448 shares of common stock which remain unsold as of the date of this filing.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-2, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 15th day of December, 2015.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

By:	/s/ Peter M. Budko
Name:	Peter M. Budko
Title:	Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Peter M. Budko	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	December 15, 2015
Peter M. Budko

/s/ Corinne D. Pankovcin	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Principal Accounting Officer)	December 15, 2015
Corinne D. Pankovcin

/s/ William M. Kahane	Director	December 15, 2015
William M. Kahane

*	Independent Director	December 15, 2015
Leslie D. Michelson

*	Independent Director	December 15, 2015
Randolph C. Read

*	Independent Director	December 15, 2015
Edward G. Rendell

* By:	/s/ William M. Kahane
William M. Kahane, Attorney-in-fact

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